Mail Stop 4631

                                                                 December 22,
2017

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

        Re:     Arrestage International, Inc.
                Registration Statement on Form S-1
                Filed December 19, 2017
                File No. 333-222148

Dear Mr. Croft:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your registration statement fails to include a letter of consent from your independent registered public accounting firm. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.


                                                                 Sincerely,

                                                                 /s/ Asia
Timmons, for

                                                                 Pamela A. Long
                                                                 Assistant
Director
                                                                 Office of
Manufacturing and
                                                                 Construction

cc: Anthony Demasi, Esq.